

Fax

03 MAY -9 AM 7:21

82-4154

Registration No. 4154

SUPPL

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 0012029429525
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			



03050761

Datum *Date*	7.5.2003		
Stran *Pages*	**3 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005

Věc
Subject

Announcement

Dear Sirs,

We are sending you Announcement.

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Yours Sincerely,

Sylva Floríková
Director of Compliance

dlw 5/27

In Prague on May 7, 2003

NOTICE

According to the provision of § 80c para 2 lit. b) Act No. 591/1992 Col., on Securities, and provisions of Stock Exchange Rules, Section III.

Komercní banka, a. s. is notifying

of the fact that the City Court in Prague was served with filing of the petition in bankruptcy over the assets of Komercní banka, a. s. elaborated jointly by Mr. Jaroslav Kulenda, resident at 72 Na Hrádku, Fryšták, Czech Republic, and by the company KUM spol. s r. o., co-owned by him, with registered office at the same address, which petition includes Mr. Jaroslav Kulenda's statement that both he and the mentioned company has a receivable by reason of compensation for damage against Komercní banka, a. s. amounting to 27,888,370,820,-- CZK and that, on these grounds, Komercní banka, a. s. goes bankrupt, as it is not able of meeting these liabilities.
Komercní banka, a. s. comments this by stating that this petition is absolutely groundless. The claims asserted jointly by Mr. Jaroslav Kulenda and his company KUM spol. s r. o. had been subject to legal and economic analysis with the conclusion that the asserted claims did not attest to the mentioned person/entity. The Municipal Court in Prague dismissed the petition in bankruptcy in the same matter filled in January 2001 (i.e. before an acquisition of Komercni banka, a.s. by Société Générale) and this decision was confirmed by the Supreme Court in Prague. So this is not a situation that Komercni banka, a. s. is not able of meeting particular liabilities. On the contrary, Komercní banka, a. s. refuses to fulfil the asserted claims, because it denies the existence thereof on good grounds. As far as the amount of the asserted claims is concerned, it should be noted that the reason of the asserted claims is allegedly the compensation for damage to business activities of the mentioned person/entity, which activities, however, have never amounted to the order of billion Czech crowns, as the contents of such activities have been only retail customized manufacturing. So in economic terms, such extent of damage to the business activities of the mentioned person/entity is absolutely impossible. Moreover, the mentioned person/entity have never proven that any damage was caused to them by Komercní banka, a. s. and that any liability of Komercní banka, a. s. to compensation for such damage according to § 373 et seq. Commercial Code was constituted. In this connection, Komercní banka, a. s. notes that the mentioned person/entity have not sought the asserted claims in court in a standard way, i.e. by lodging adequate actions for payment, so it here are grounds to assume that at the moment it is not actually possible to seek the asserted claims for compensation for damage, with regard to lapse of the general forfeiture terms.
According to § 12a para. 2 Act No. 328/1991 Col., on Bankruptcy and Composition, the decision on the filed petition shall be made by the Bankruptcy Court without undue delay. Therefore Komercní banka, a. s., expects the subject petition in bankruptcy to be refused by the Bankruptcy Court soon. Komercní banka, a. s. notes in this regard that the subject petition in bankruptcy does not meet the requisites of the mentioned Act on

Bankruptcy and Composition in terms of contents either. A proper petition in bankruptcy must prove existence of at least two overdue receivables against the defendant. The subject petition elaborated by Mr. Jaroslav Kulenda has not proven the existence of the claimed receivable, identifying it, moreover, without any grounds, both as a receivable of the company KUM, spol. s r. o., the executive and member of which Mr. Jaroslav Kulenda is, and as a receivable of Mr. Jaroslav Kulenda, which was intended as simulation of the alleged existence of two creditors.

Komercní banka, a. s. regards the petition in bankruptcy filed by Mr. Jaroslav Kulenda and his company KUM, spol. s r. o. as a reaction to the pending judicial recovery of outstanding receivables of Komercní banka, a. s. against the company KUM, spol. s r. o. in a range of several millions CZE and to the petition in bankruptcy over the company KUM, spol. s r. o., as this company has overdue debts not only against Komercní banka, a. s., but also against other entities.

Komercní banka, a.s. has already filled an action in this matter. Currently, Komercni banka, a.s. considers the filling of other actions in accordance with potential infringement on Komercni banka, a.s.

We will keep you informed on further developments of the above-mentioned case.

Board of Directors of Komercni banka